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                                                               EXHIBIT (a)(1)(I)




              ANTITRUST WAITING PERIOD ENDS FOR ORATEC TENDER OFFER

LONDON, United Kingdom, March 13, 2002 - Smith & Nephew today announced that the Hart-Scott-Rodino waiting period applicable to Smith & Nephew's tender offer for all outstanding shares of common stock of ORATEC Interventions, Inc. (NASDAQ:
OTEC) has expired. The tender offer is being made pursuant to an agreement and plan of merger dated February 13, 2002. The tender offer will expire at 12:00 Midnight, New York City time, on Thursday, March 21, 2002, unless the offer is extended.

U.S. Bancorp Piper Jaffray is the dealer manager for the tender offer, American Stock Transfer & Trust Company is the depositary and Morrow & Co., Inc. is the information agent.


Enquiries:

Morrow & Co., Inc. Information Agents
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Banks & Brokers:  In US       -     (800) 654-2468
                  Outside US  -     (212) 754-8000

Stockholders:     In US       -     (800) 607-0088
                  Outside US  -     (212) 754-8000

e-mail:           ORATEC.info@morrowco.com
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About Smith & Nephew

Smith & Nephew plc, (London Stock Exchange: SN), (NYSE: SNN), is a global advanced medical devices company with a highly successful track record in developing, manufacturing and marketing a wide variety of innovative and technologically advanced tissue repair products. These products are primarily in the areas of bone, joints, skin and other soft tissue. Smith & Nephew has extensive marketing and distribution capabilities, with established sales in more than 90 countries. For further information, visit Smith & Nephew's Web site at www.smith-nephew.com.

Smith & Nephew Endoscopy (www.endoscopy1.com) is one of its major businesses, and is a world leader in the development and commercialization of endoscopic techniques. Within endoscopy, Smith & Nephew is the recognized world leader in arthroscopy (endoscopic procedures performed on articulating joints).

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